Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Three Months Ended March 31,	Fiscal Year Ended December 31,
	2018	2017	2016	2015	2014	2013
Earnings:
Net Income	$110,651	$756,152	$374,925	$253,391	$255,998	$190,411
Add:
Provision for income taxes	30,668	(146,622)	205,313	139,562	138,778	103,031
Fixed charges	89,970	334,186	327,814	306,937	263,982	225,740
Less:
Capitalized interest	(12,816)	(46,049)	(40,883)	(40,118)	(42,775)	(32,659)

Earnings as adjusted(A)	$218,473	$897,667	$867,169	$659,772	$615,983	$486,523

Fixed charges:
Interest expense	$76,965	$287,371	$286,201	$266,144	$220,590	$192,370
Capitalized interest	12,816	46,049	40,883	40,118	42,775	32,659
Interest factors of rents(1)	189	766	730	675	617	711

Fixed charges as adjusted(B)	$89,970	$334,186	$327,814	$306,937	$263,982	$225,740

Ratio of earnings (loss) to fixed charges ((A) divided by(B))	2.43x	2.69x	2.65x	2.15x	2.33x	2.16x

(1) Estimated to be 1/3 of rent expense.